Exhibit 99.(d)(ii)

EXPENSE REIMBURSEMENT AGREEMENT

This Expense Reimbursement Agreement (this “Agreement”) is made and entered into as of this 1st day of November 2007 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.                                       Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed a particular annual rate of the average daily net assets of the Fund’s Class A, B, C, and I shares, as relevant, for the time period set forth in paragraph 2 below. The applicable rates for the Fund are shown below:

Class A	Class B	Class C	Class I

0.70%	1.45%	0.70%	0.70%

2.                                       Lord Abbett’s commitment described in paragraph 1 will be effective from November 1, 2007 through October 31, 2008.

IN WITNESS WHEREOF, Lord Abbett and the Fund have caused this Agreement to be executed by a duly authorized member and officer, respectively, as of the day and year first above written.

LORD ABBETT U.S. GOVERNMENT & GOVERNMENT
SPONSORED ENTERPRISES MONEY MARKET FUND,
INC.

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel